UNDERWRITING AGREEMENT

September 8, 2003

Cardiome Pharma Corp.
3650 Wesbrook Mall
Vancouver, British Columbia
V6S 2L2

Attention:	Robert W. Reider President and Chief Executive Officer

Dear Sirs:

          Orion Securities Inc. (“Orion”), Sprott Securities Inc., First Associates Investments Inc., Raymond James Inc. and Research Capital Corporation (collectively the “Underwriters”) hereby offer to purchase from Cardiome Pharma Corp. (the “Company”) 3,810,000 common shares in the capital of the Company (the “Purchased Shares”) at a price of $5.25 per Purchased Share (the “Offering Price”) for gross proceeds to the Company of $20,002,500. The Company understands, with respect to offers and sales of the Offered Shares in the United States, that although the offer to purchase the Offered Shares is presented on behalf of the Underwriters as purchasers, the Underwriters will endeavour to arrange for substituted purchasers to purchase the Offered Shares directly from the Company.

          In addition, the Company hereby grants to the Underwriters, for the purpose of market stabilization and satisfying any over-allotments, a non-assignable option (the “Over-Allotment Option”), to purchase and offer for sale to the public pursuant to the Prospectus (as hereinafter defined) for up to 30 days following the Closing Date (as hereinafter defined), up to an additional 571,500 common shares in the capital of the Company (the “Over-Allotment Option Shares”), which Over-Allotment Option shall be exercisable in whole or in part by any one of the Underwriters at the Offering Price, by the Underwriter or Underwriters, as the case may be, giving two business days (as hereinafter defined) written notice to the Company prior to the exercise thereof. In the event that the Over-Allotment Option is exercised, one or more separate closings (individually, an “Over-Allotment Closing”) shall be held, and all the terms and conditions relating to the closing herein (including the payment of the Underwriters’ Fee (as hereinafter defined)) shall apply to each Over-Allotment Closing, except as otherwise agreed upon by the Company and the Underwriters. The Purchased Shares, together with the Over-Allotment Option Shares, are referred to herein as the “Offered Shares” The offering of the Offered Shares is referred to herein as the “Offering”.

          In the event that the Company shall subdivide, consolidate, reclassify or otherwise exchange the common shares in the capital of the Company (the “Shares”) during the period in which the Over-Allotment Option is exercisable, the Company hereby agrees to make corresponding adjustments to the exercise price of the Over-Allotment Option and to the number of Over-Allotment Option Shares issuable upon the exercise thereof such that the Underwriters shall be entitled to receive the same number and type of securities that they would have otherwise received had they exercised the Over-Allotment Option prior to such occurrence. Notice shall be given to the Underwriters of such adjustment. In the event that the Underwriters shall disagree with the foregoing adjustment, such adjustment shall be determined conclusively by the Company’s auditors, absent manifest error, at the Company’s expense.

          This offer is conditional, among other things, upon the Company filing and obtaining receipts for a preliminary short form prospectus (the “Preliminary Prospectus”) and a (final) short form prospectus (the “Final Prospectus”) in respect of the Offered Shares with the securities regulatory authorities in each of the provinces of Canada (collectively, the “Qualifying Provinces”) under the applicable securities legislation of each of the Qualifying Provinces (the “Applicable Laws”), pursuant National Instrument 44-101 entitled “Short Form Prospectus Distributions” qualifying the distribution by the Company of the Offered Shares to purchasers resident in the Qualifying Provinces. The Company will elect to have the Preliminary Prospectus and the Final Prospectus (collectively, the “Prospectus”) reviewed under the expedited review system utilizing the Mutual Reliance Review System contemplated by National Policy 43-201 of the Canadian Securities Administrators. In the event that the Underwriters offer the Offered Shares in jurisdictions other than the Qualifying Provinces, the Underwriters will not solicit offers to purchase or sell the Offered Shares so as to require registration thereof or filing of a prospectus, registration statement or similar disclosure document with respect thereto under the laws of any jurisdiction other than the Qualifying Provinces and will require each Selling Firm (as hereinafter defined) to agree with the Underwriters not to so solicit or sell, which agreements will be held in trust by the Underwriters for the benefit of the Underwriters and the Company. For the purposes of this agreement, “Preliminary Prospectus”, “Final Prospectus” and “Prospectus” refer to the subject document, together with all other documents incorporated or deemed to be incorporated therein by reference.

          This offer is also conditional upon (i) the Company filing the Preliminary Prospectus in the Qualifying Provinces no later than September 8, 2003 and obtaining by such date a preliminary expedited (or mutual reliance) review receipt document (the “Preliminary Receipt”) from the British Columbia Securities Commission, evidencing that a receipt for the Preliminary Prospectus has been issued by the securities regulatory authority in each of the Qualifying Provinces (collectively, the “Securities Commissions”) and the Company shall use its best efforts to obtain the Preliminary Receipt on or before such date; and (ii) the Company filing the Final Prospectus in the Qualifying Provinces no later than September 15, 2003 (or such later date as may be agreed to in writing by the Company and the Underwriters) and obtaining by such date an expedited (or mutual reliance) review receipt document from the British Columbia Securities Commission evidencing that a receipt for the Final Prospectus has been issued by each of the Securities Commissions, or otherwise obtained a receipt for the Final Prospectus from each of the Securities Commissions (in either case, the “Final Receipt”) and the Company shall use its best efforts to obtain the Final Receipt on or before such date.

          The Company shall pay to the Underwriters a fee (the “Underwriters’ Fee”) at the Closing Time (as hereinafter defined) equal to 5.5% of the aggregate gross proceeds of the Offering in consideration of the services to be rendered by the Underwriters in connection with the Offering. Such services shall include, without limitation: (i) acting as financial advisors to the Company in the preparation of documentation relating to the sale of the Offered Shares; (ii)

forming and managing banking, selling and other groups for the sale of the Offered Shares; (iii) distributing the Offered Shares to the public both directly and through other registered dealers and brokers; (iv) assisting the Company in connection with the preparation and finalization of the Prospectus; (v) performing administrative work in connection with these matters; and (vi) other services arising out of the agreement resulting from the Company’s acceptance of this offer.

          In the event that Canada Customs and Revenue Agency determines that GST is exigible on the Underwriters’ Fee, the Company agrees to pay the amount of GST forthwith upon the request of the Underwriters.

A.	REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE UNDERWRITERS The Underwriters shall:

1.
not solicit, directly or indirectly, offers to purchase or sell the Offered Shares so as to require registration thereof or filing of a prospectus, registration statement or other similar disclosure with respect thereto under the laws of any jurisdiction (other than the Qualifying Provinces) including, without limitation, the United States and various states of the United States. The Underwriters shall be entitled to assume that the Offered Shares are qualified for distribution in any Qualifying Province where a receipt or similar document for the Final Prospectus shall have been obtained from or on behalf of the applicable Securities Commission following the filing of the Final Prospectus and that the Offered Shares may be offered for sale in the United States subject to and in accordance with Schedule “A” to this agreement;

2.
offer the Offered Shares for sale in the Qualifying Provinces and in other jurisdictions as permitted by Applicable Laws and subject to the terms and conditions of this agreement, at an initial offering price not exceeding the Offering Price;

3.
use their respective best efforts to complete, and to cause each other investment dealer and broker through which the Underwriters may sell the Offered Shares ( the “Selling Firms”) to complete the distribution of the Offered Shares in accordance with the terms of this agreement as promptly as possible after the filing of the Final Prospectus and notify the Company when, in the opinion of the Underwriters, the distribution of the Offered Shares shall have ceased;

4.
promptly notify the Company of sales in each Qualifying Province and other jurisdictions permitted by Applicable Laws and this agreement and provide a breakdown of the total proceeds realized in each of the Qualifying Provinces in which a filing fee for a prospectus is based on the proceeds realized in the Qualifying Province from the sale of securities offered therein;

5.	promptly notify each Securities Commission, where required, of the number of Offered Shares sold in the Qualifying Provinces; and

6.
conduct its activities in connection with the distribution of the Offered Shares in compliance with Applicable Laws and in compliance of the laws of all other jurisdictions in which Offered Shares are offered by the Underwriters.

The representations, warranties and covenants of the Underwriters set out in Schedule “A” to this agreement are hereby incorporated herein by reference.

B.	REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANY

          The Company hereby represents, warrants and covenants to and with the Underwriters that:

(a)
The Company (i) has been duly incorporated and organized and is validly existing and in good standing under the laws of Canada; (ii) has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its properties and assets; and (iii) has all requisite corporate power and authority to undertake the Offering, to issue and sell the Offered Shares, to grant the Over-Allotment Option, to enter into this agreement, and to observe and perform all of its covenants and obligations set out herein.

(b)
Rhythm-Search Developments Inc. and Cardiome, Inc., being the only subsidiaries (as that term is used in the Canada Business Corporations Act) of the Company, and such other subsidiaries as the Company may acquire or incorporate prior to the Closing Date (as defined below) (collectively, the “Subsidiaries”) (i) has been duly incorporated and organized and is validly existing and in good standing under the laws of its jurisdiction of incorporation; and (ii) has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its properties and assets.

(c)
The Company is the registered and beneficial owner of all of the issued and outstanding shares of each of the Subsidiaries and no person (other than the Company) has any right to acquire any issued or unissued shares or securities convertible or exercisable into shares of any of the Subsidiaries.

(d)	The Company does not own securities of any person other than the Subsidiaries.

(e)
The Company and the Subsidiaries are conducting their business in material compliance with all applicable laws, rules and regulations of each jurisdiction in which a material portion of their business is carried on, being British Columbia, and are duly licensed, registered or qualified in all jurisdictions in which they own, lease or operate their property or carry on business to enable their business to be carried on as now conducted and their property and assets to be owned, leased and operated, and all such licences, registrations and qualifications are and will at the Closing Time be valid, subsisting and in good standing, except in respect of matters which do not and will not result in any material adverse change to the business, business prospects or condition (financial or otherwise) of the Company and the Subsidiaries, considered as a whole, and except for the failure to be so qualified or the absence of any such license, registration or qualification which does not and will not have a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Company and the Subsidiaries, considered as a whole.

(f)
Neither the Company nor the Subsidiaries has committed an act of bankruptcy or is insolvent, has proposed a compromise or arrangement to its creditors generally, has had a petition or a receiving order in bankruptcy filed against it, has made a voluntary assignment in bankruptcy, has taken any proceedings with respect to a compromise or arrangement, has taken any proceedings to have itself declared bankrupt or wound-up, has taken any proceedings to have a receiver appointed for any of its property or has had any execution or distress become enforceable or become levied upon any of its property.

(g)
The authorized capital of the Company consists of an unlimited number of Shares and an unlimited number of preferred shares, issuable in series, of which, as of the date hereof, 32,345,791 Shares and no preferred shares are issued and outstanding.

(h)

Attached as Schedule “B” is a complete list of all Outstanding Convertible Securities of the Company and, except under this agreement or as disclosed in Schedule “B”, no person now has any agreement or option or right or privilege capable of becoming an agreement for the purchase, subscription or issuance of any unissued shares, securities or warrants of the Company.

“Outstanding Convertible Securities” means all options, including options granted to officers, directors or employees, and other convertible securities outstanding or agreed to be issued as at the date of this agreement, whether issued pursuant to an established plan or otherwise, pursuant to which Shares may be issued.

(i)

The Intellectual Property of the Company: (i) is validly owned by or licensed to the Company; (ii) is not the subject of any patent infringement action or other litigation, pending or threatened, of which the Company is aware; and (iii) in the case of patents or trademarks owned by the Company, have been validly and effectively registered by or on behalf of the Company in all jurisdictions in which it is advisable, in the Company’s opinion, acting reasonably, to be registered.

“Intellectual Property” means, collectively, all intellectual property rights of whatsoever nature, kind or description including:

(i)
all trade-marks, service marks, trade-mark and service mark registrations, trade-mark and service mark applications, rights under registered user agreements, trade names and other trade-mark and service mark rights;

	(ii)	all copyrights and applications therefor, including all computer software and rights related thereto;

	(iii)	all Patent Rights;

	(iv)	all trade secrets and proprietary and confidential information;

	(v)	all industrial designs and registrations thereof and applications therefor;

	(vi)	all renewals, modifications, developments and extensions of any of the items listed in clauses (i) through (v) above; and

(vii)
all patterns, plans, designs, research data, other proprietary know-how, processes, drawings, technology, inventions, formulae, specifications, performance data, quality control information, unpatented blue prints, flow sheets, equipment and parts lists, instructions, manuals, records and procedures, and all licenses, agreements and other contracts and commitments relating to any of the foregoing.

“Patent Rights” means all patents and patent applications set forth in Schedule “C” and all other patents and patent applications issuing therefrom, claiming, relating to or associated with the business of the Company or the Subsidiaries or their respective products and all improvements thereto, including, all divisions, continuations, partial continuations, extensions, substitutions, confirmations, registrations, revalidations, additions or reissues of or to any of the patents or patent applications.

(j)	Since November 30, 2002, other than in respect of material change reports filed on a confidential basis and in respect of which the material change so reported did not come to fruition:

(i)
there has not been any material change (as defined in the Securities Act (Ontario)) in the assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Company or the Subsidiaries that has not been publicly disclosed;

	(ii)	there has not been any material change in the capital stock or long-term debt of the Company or the Subsidiaries that has not been publicly disclosed;

(iii)
there has not been any material change in the business, business prospects, condition (financial or otherwise) or results of the operations of the Company or the Subsidiaries that has not been publicly disclosed; and

	(iv)	the Company and the Subsidiaries have carried on their business in the ordinary course;

(k)
The audited financial statements of the Company for the most recently completed fiscal period in respect of which the Company has publicly filed financial statements and the unaudited financial statements of the Company for any subsequent period in respect of which such statements have been publicly filed by the Company prior to the Closing Date: (i) were or will be, as the case may be, prepared on a basis consistent in all material respects with the accounting policies applied in the most recent audited financial statements of the Company; (ii) reflect or will reflect, as the case may be, the assumptions disclosed therein (which assumptions management of the Company believes to be reasonable) and do not or will not, as the case may be, contain any misrepresentations; and (iii) present fairly or will present fairly, as the case may be, the financial condition of the Company for the periods then ended.

(l)
There is no action, proceeding or investigation (whether or not purportedly by or on behalf of the Company or the Subsidiaries) pending or, to the knowledge of the Company, threatened against or affecting the Company (including any of its predecessor companies) or the Subsidiaries at law or in equity (whether in any court, arbitration or similar tribunal) or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign, which, if determined adversely to the Company, in any way could materially adversely affect the Company and the Subsidiaries considered as a whole or the condition (financial or otherwise) of the Company and the Subsidiaries considered as a whole or which questions the validity of the Offering or of the issuance of any of the Offered Shares or any action taken or to be taken by the Company pursuant to or in connection with this agreement.

(m)
Neither the Company nor any of the Subsidiaries is in default or in breach of, and the execution and delivery of this agreement by the Company, the performance and compliance with the terms hereof and the issue and sale of the Offered Shares by the Company will not result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default either directly or indirectly under any term or provision of the articles or by-laws of the Company or resolutions of the board of directors or shareholders of the Company or any mortgage, note, indenture, contract, agreement, instrument, lease or other document to which the Company or a Subsidiary is a party or by which it is bound or any judgment, decree, order, statute, rule or regulation applicable to it, other than any default which does not and will not (including with the giving of notice or lapse of time) have a material adverse effect on the assets or properties, businesses, results of operations or condition (financial or otherwise) of the Company and the Subsidiaries taken as a whole.

(n)
The Company is a “reporting issuer” in British Columbia, Alberta, Manitoba, Ontario, Québec, and the Yukon Territory is not in default under Applicable Laws and is in compliance with the by-laws, rules and regulations of the Toronto Stock Exchange (the “TSX”) and of the Over-the-Counter Bulletin Board administered by the National Association of Securities Dealers in the United States (the “OTC”). In particular, without limiting the foregoing, the Company is in compliance with its obligations to make timely disclosure of all material changes relating to it and since November 30, 2002 (other than in respect of material change reports filed on a confidential basis and thereafter made public or material change reports filed on a confidential basis and in respect of which the material change never came to fruition) no such disclosure has been made on a confidential basis and there is no material change relating to the Company which has occurred and with respect to which the requisite material change statement has not been filed, except to the extent that the Offering constitutes a material change.

(o)
The auditors of the Company who audited the financial statements of the Company most recently delivered to the securityholders of the Company and delivered their report with respect thereto are independent public accountants as required by the Applicable Laws.

(p)
The information filed by the Company in accordance with Applicable Laws during the last 12 months (the “Company’s Information Record”) does not contain a misrepresentation (as defined in the Securities Act (Ontario)).

(q)
There has never been any reportable disagreement (within the meaning of National Policy Statement No. 31 of the Canadian Securities Administrators) with the present or any former auditor of the Company.

(r)
The Company and the Subsidiaries have filed all federal, provincial, state, local and foreign tax returns that are required to be filed or have requested extensions thereof (except in any case in which the failure so to file would not have a material adverse effect on the assets and properties, business, results of operations, prospects or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole) and have paid all taxes required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty that is currently being contested in good faith.

(s)
Neither the Company nor any Subsidiary, nor to the Company’s knowledge, any other party, is in default in the observance or performance of any term or obligation to be performed by it under any contract entered into by the Company or any Subsidiary which is material to the business of the Company and the Subsidiaries considered as a whole and no event has occurred which with notice or lapse of time or both would directly or indirectly constitute such a default, in any such case which default or event would have a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Company and the Subsidiaries taken as a whole.

(t)
There is not, in the articles or by-laws of the Company or in any agreement, mortgage, note, debenture, indenture or other instrument or document to which the Company is a party or by which it is bound, any restriction upon or impediment to, the declaration or payment of dividends by the Company.

(u)
None of Canada Customs and Revenue Agency or any foreign taxation authority has asserted or, to the best of the Company’s knowledge, threatened to assert any reassessment, claim or liability for taxes due or to become due in connection with any review or examination of the tax returns of the Company or any Subsidiary filed for any year which would have a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Company and the Subsidiaries taken as a whole.

(v)	The Shares are listed and posted for trading on the TSX and are quoted on the OTC.

(w)
The Company will obtain prior to the Closing Date the necessary consents from the TSX and OTC, if any, to the issue and sale of the Offered Shares, and the Purchased Shares and the Over-Allotment Option Shares, to the extent that any such shares are issued at the Closing Time, will be listed and posted for trading on the TSX on or before the Closing Time on such conditions as are acceptable to the Underwriters and the Company, acting reasonably.

(x)	The Company has not withheld from the Underwriters any facts relating to the Company or to the Offering that would be material to a prospective purchaser of the Offered Shares.

(y)	The proceeds of the Offering, net of the Underwriters’ Fee and other expenses of the Offering, will be used as contemplated in the Preliminary Prospectus and the Final Prospectus.

(z)
The Company satisfies the eligibility criteria set out in Section 2.2 of National Instrument 44-101 of the Canadian Securities Administrators required in order to permit the Offered Shares to be qualified for distribution by way of a short form prospectus.

(aa)

The certificate of the Company contained in the Preliminary Prospectus, the Final Prospectus and any Supplementary Material shall be signed by at least one member of the Company’s audit committee as one of two individuals signing on behalf of the board of directors of the Company.

“Supplementary Material” means, collectively, any amendment to the Preliminary Prospectus, the Final Prospectus or any amended or supplemental prospectus or ancillary material required to be filed with any of the Securities Commissions in connection with the distribution of the Offered Shares.

(bb)
The Company will deliver to the Underwriters copies of all correspondence and other written communications between the Company, on the other hand and the Securities Commissions, the TSX and the OTC, if any, on the other hand, relating to the Offering and will generally keep the Underwriters apprised of the status of, including all developments relating to, the Offering.

(cc)
During the distribution of the Offered Shares, the Company shall take or use its best efforts to be taken all actions and proceedings that may be required under Applicable Laws in each of the Qualifying Provinces to qualify the Offered Shares for sale to the public in the Qualifying Provinces.

(dd)
Prior to the filing of the Preliminary Prospectus and thereafter and prior to the filing of the Final Prospectus and any Supplementary Material, the Company will allow the Underwriters to participate fully in the preparation of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material and will allow the Underwriters to conduct all due diligence which they may reasonably require to conduct in order to fulfill their obligations and in order to enable them responsibly to execute the certificate required to be executed by them at the end of each of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material. The Chair of the Company’s audit committee shall be made available by the Company to the Underwriters for due diligence.

(ee)
The Company will deliver from time to time without charge to the Underwriters as many copies of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material as they may reasonably request for the purposes contemplated hereunder and contemplated by the Applicable Laws and such delivery shall constitute the consent of the Company to the use of such documents in connection with the distribution or the distribution to the public, as the case may be, of the Offered Shares.

(ff)
All the information and statements to be contained in the Preliminary Prospectus, the Final Prospectus and any Supplementary Material will, at the respective dates of delivery thereof, constitute full, true and plain disclosure of all material facts relating to each of the Offering, the Company and the Offered Shares (provided that this representation is not intended to extend to information and statements furnished to the Company by or on behalf of the Underwriters specifically for use therein).

(gg)
None of the Preliminary Prospectus, the Final Prospectus or any Supplementary Material (collectively, the “Offering Documents”) will contain a misrepresentation (provided that this representation is not intended to extend to information and statements in the Preliminary Prospectus, the Final Prospectus or any Supplementary Material furnished to the Company by or on behalf of the Underwriters specifically for use therein).

(hh)	The Preliminary Prospectus, the Final Prospectus and any Supplementary Material will contain the disclosure required by all requirements of the Applicable Laws.

(ii)
This agreement and each of the other agreements, if any, to be described under the heading “Material Contracts” (or its equivalent) in the Final Prospectus shall be, as at the date of the Final Prospectus, duly authorized, executed and delivered by the Company and will be valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms (except as the enforceability thereof may be limited by (i) bankruptcy, insolvency or similar laws affecting creditors’ rights generally, (ii) general equitable principles or (iii) with respect to this agreement, limitations under applicable law in respect of rights of indemnity, contribution and waiver of contribution).

(jj)	The Preliminary Prospectus and the Final Prospectus will accurately summarize, in all material respects, the attributes of the Offered Shares.

(kk)	The risk factors set forth or incorporated by reference in the Preliminary Prospectus and the Final Prospectus shall constitute all of the material risk factors pertaining to the Offered Shares.

(ll)
The Offered Shares will be duly and validly created at the Closing Time and, at the Closing Time, the Purchased Shares will be duly and validly issued, and at the time of their issuance, the Over-Allotment Option Shares will be duly and validly issued.

(mm)
Other than the Underwriters and except as may be consented to by the Underwriters, there is no person acting or purporting to act at the request of the Company, who is entitled to any brokerage or agency fee in connection with the transactions contemplated herein.

(nn)
The Company will promptly notify the Underwriters in writing if, prior to termination of the distribution of any of the Offered Shares, there shall occur any material change or change in a material fact (as defined in the Securities Act (Ontario)) (in either case, whether actual, anticipated, contemplated or threatened and other than a change or fact relating solely to the Underwriters or any one of them) or any event or development involving a prospective material change or a change in a material fact in any or all of the business, affairs, operations, assets (including information or data relating to the estimated value or book value of assets), liabilities (contingent or otherwise), capital, ownership, control, management or prospects of the Company or any other change which is of such a nature as to result in, or could result in, a misrepresentation in the Preliminary Prospectus, the Final Prospectus or any Supplementary Material or could render any of the foregoing not in compliance with any of the Applicable Laws.

(oo)
The Company will promptly notify the Underwriters in writing with full particulars of any such actual, anticipated, contemplated, threatened or prospective change referred to in the first preceding paragraph and the Company will, to the reasonable satisfaction of the Underwriters, issue or file, as applicable, promptly and, in any event, within all applicable time limitation periods with the Securities Commissions, in the case of a material adverse change, a new or amended Preliminary Prospectus, and, in the case of a material change, a new or amended Final Prospectus or Supplementary Material, as the case may be, or press release and material change report as may be required under the Applicable Laws and shall comply with all other applicable filing and other requirements under the Applicable Laws including, without limitation, any requirements necessary to qualify the issuance and distribution of the Offered Shares and shall deliver to the Underwriters as soon as practicable thereafter their reasonable requirements of conformed or commercial copies of any such new or amended Preliminary Prospectus, Final Prospectus or Supplementary Material. The Company shall not file any such new or amended disclosure documentation without first obtaining the written approval of the form and content thereof by the Underwriters, which approval shall be promptly considered and not unreasonably withheld, and shall not issue or file, as applicable, any press release or material change report without giving the Underwriters a reasonable opportunity for review of the proposed forms; provided that the Company shall not be required to file a registration statement or either register or qualify the Offered Shares for distribution outside of Canada.

(pp)
The Company will in good faith discuss with the Underwriters as promptly as possible any circumstance or event which is of such a nature that there is or ought to be consideration given as to whether there may be a material change or change in a material fact described in the preceding two paragraphs.

(qq)
The minute books and corporate records of the Company and the Subsidiaries made available to Fasken Martineau DuMoulin LLP, counsel to the Underwriters in connection with its due diligence investigation of the Company for the periods from their respective dates of incorporation or amalgamation, as the case may be, to the date of examination thereof are copies of the original minute books and records of the Company and the Subsidiaries and contain copies of all proceedings (or certified copies thereof) of the shareholders, the board of directors and all committees of the board of directors of the Company and the Subsidiaries and there have been no other meetings, resolutions or proceedings of the shareholders, board of directors or any committee of the board of directors of the Company or the Subsidiaries to the date of review of such corporate records and minute books not reflected in such minute books and other records other than those which have been disclosed to the Underwriters or which are not material to the Company and the Subsidiaries taken as a whole.

(rr)
During the period commencing on the date hereof and ending on the date which is 90 days following the Closing Date, the Company shall not, without the prior written consent of Orion Securities Inc.: (i) reserve, allot, create or issue any Shares or other securities convertible or exchangeable into Shares or rights to acquire any of the foregoing other than pursuant to the Outstanding Convertible Securities, Shares issued and options issued under the Company’s stock option plan, in connection with a strategic alliance or partnership for the commercialization of the Company’s products, or as contemplated by this agreement; (ii) agree or become bound to do so; or (iii) publicly announce any intention to do so.

          The representations, warranties and covenants of the Company set out in the schedules to this agreement are hereby incorporated herein by reference.

C.         CONDITIONS OF THE OFFERING

          The following are conditions of the Underwriters’ obligations to complete the purchase of the Purchased Shares, which conditions the Company covenants to exercise all reasonable commercial efforts to have fulfilled at or prior to the Closing Time, which conditions may be waived in writing in whole or in part by the Underwriters:

1.
the Company will have made and/or obtained the necessary filings, approvals, consents and acceptances of the Securities Commissions, the TSX and the OTC, if any, required to be made or obtained by the Company to complete the Offering and to list and post for trading all of the Purchased Shares and all of the Over-Allotment Option Shares which the Underwriters have agreed to purchase at the Closing Time pursuant to the exercise of the Over-Allotment Option on the TSX, on terms which are acceptable to the Underwriters, acting reasonably, prior to the Closing Time;

2.
the Company’s board of directors shall have authorized this agreement, the issuance of and sale of the Offered Shares, the creation of the Over-Allotment Option and, upon due exercise thereof, the issuance of the Over-Allotment Shares, respectively, and all matters relating thereto, it being hereby represented by the Company that such authorization has been obtained or will be obtained prior to the Closing Time;

3.
the Underwriters shall have received at the Closing Time certificates dated the Closing Date, signed by senior officers of the Company acceptable to the Underwriters, acting reasonably, and addressed to the Underwriters and their counsel, with respect to the articles and by-laws of the Company, all resolutions of the board of directors and other corporate action relating to this agreement and to the creation, allotment, issue and sale of the Offered Shares, the incumbency and specimen signatures of signing officers and with respect to such other matters as the Underwriters and their counsel may reasonably request;

4.
the Company will deliver a certificate and covenant of the Company under its corporate seal and signed on behalf of the Company by any two senior officers of the Company acceptable to the Underwriters, acting reasonably, addressed to the Underwriters and dated the Closing Date, in a form satisfactory to the Underwriters’ counsel, Fasken Martineau DuMoulin LLP, acting reasonably, certifying that:

(i)
no order ceasing or suspending trading in any securities of the Company or prohibiting the sale of the Offered Shares or any of the Company’s issued securities has been issued and no proceedings for such purpose are pending or, to the knowledge of such officers, threatened;

(ii)
since November 30, 2002, and except as has been the subject of a material change report filed by the Company with the Securities Commissions, there has been no material change (actual, proposed or prospective, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Company or a change in any matter covered by a statement contained or incorporated by reference in the Prospectus which is of such a nature to make such statement or the Prospectus misleading or that would constitute a misrepresentation;

(iii)
the Company is a “reporting issuer” (or its equivalent) not in default and in good standing under the Applicable Laws and no material change relating to the Company, except for the Offering contemplated hereby, has occurred with respect to which the requisite material change statement or report has not been filed and no such disclosure has been made on a confidential basis;

(iv)
all of the representations and warranties given by the Company in this agreement continue to be true and correct as of the Closing Time with the same force and effect as if made by the Company as at the Closing Time; and

	(v)	the Company has complied with all covenants and satisfied all terms and conditions of this agreement on its part to be complied with up to the Closing Time;

5.
the Company will have caused a favourable legal opinion to be delivered by its Canadian legal counsel, and by local counsel, addressed to the Underwriters and their counsel, with respect to such matters as the Underwriters may reasonably request relating to the transactions contemplated hereby, acceptable in all reasonable respects to the Underwriters’ counsel, including, without limiting the generality of the foregoing, the matters set forth in Schedule “D” attached hereto; in giving the opinions contemplated above, counsel to the Company shall be entitled to rely, where appropriate, upon local counsel and shall be entitled, as to matters of fact not within their knowledge, to rely upon a certificate of fact from responsible persons in a position to have knowledge of such facts and their accuracy;

6.	if any Offered Shares are to be offered or sold by the Underwriters in the United States, the Underwriters shall have received at the Closing Time from the Company’s United States counsel:

(i)
a favourable legal opinion, in form and substance satisfactory to the Company and the Underwriters and their counsel, acting reasonably, dated the Closing Date to the effect that the offer and sale in the United States of the Offered Shares is not required to be registered under the United States Securities Act of 1933, as amended; and

	(ii)	a “blue sky” survey dated no earlier than two business days prior to the Closing Date issued by such counsel and addressed as aforesaid relating to the applicable United States securities laws;

7.
the Underwriters shall have received at the Closing Time a comfort letter dated the Closing Date from the Company’s auditors addressed to the Underwriters, in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, similar to the comfort letter to be delivered to the Underwriters pursuant to paragraph 2(a) of Part D with such changes as may be necessary to bring the information therein forward to the Closing Date, which changes shall be acceptable to the Underwriters;

8.	the Underwriters shall have received standstill agreements (the “Standstill Agreements”) in the form of Schedule “E” hereto addressed to them from each of the directors and officers of the Company pursuant to which such persons agree not to sell, transfer, assign, pledge or otherwise dispose of any securities of the Company owned by any such persons, directly or indirectly, until the later of: (a) the 30th day following the Closing Date; and (b) the earlier of: (i) the public announcement by the Company of a completed partnership with respect to RSD1235 (one of the Company’s product candidates); and (ii) the 90th day following the Closing Date, other than any Offered Shares subscribed for by, and issued to, such persons under the Offering, without the prior written consent of Orion Securities Inc.; and

9.
each of the representations and warranties of the Company contained in this agreement shall be true and correct as of the Closing Time, to the satisfaction of each of the Underwriters, as if made at and as of the Closing Time, and the Company shall have fulfilled each of the covenants contained in this agreement to the satisfaction of each of the Underwriters.

The Company agrees that the aforesaid legal opinions, certificates, agreements and covenants delivered at the Closing Time will also be addressed to the Underwriters’ counsel.

D.	ADDITIONAL DOCUMENTS UPON FILING OF PROSPECTUS AND SUPPLEMENTARY MATERIAL

1.
The Company shall cause commercial copies of each of the Preliminary Prospectus and the Final Prospectus to be delivered to the Underwriters without charge in such numbers and in such cities as the Underwriters may reasonably request by oral instructions to the printer. Such delivery shall be effected as soon as possible and, in any event, with respect to the Prospectus, on or before 5:00 p.m. (Toronto time) one business day (which shall be defined for the purposes of this agreement as any day which is not a Saturday, Sunday or civic holiday in the City of Toronto) after the date the Preliminary Receipt has been obtained for the Preliminary Prospectus, and with respect to the Final Prospectus, on or before 10:00 a.m. (Toronto time) one business day after the date the Final Receipt has been obtained for the Final Prospectus. The Company shall cause to be delivered commercial copies of any Supplementary Material required to be delivered, on request or otherwise, to the Underwriters as soon as possible and, in any event, on or before 10:00 a.m. (Toronto time) one business day after the date such Supplementary Material is filed with the Securities Commissions.

2.	The Company shall cause to be delivered to the Underwriters concurrently with the filing of the Final Prospectus:

(a)
a long form comfort letter from the auditors of the Company and addressed to the Underwriters and to the directors of the Company, in form and substance satisfactory to the Underwriters, acting reasonably, relating to the financial statements included or incorporated by reference in the Final Prospectus and any Supplementary Material and verifying in accordance with the Canadian Institute of Chartered Accountants Handbook the financial information, accounting data and other numerical data contained or incorporated by reference in the Final Prospectus or any Supplementary Material and matters involving changes or developments since the respective dates as at which specified financial information is given to a date not more than two business days prior to the date of such letter; and

	(b)	a letter from the TSX advising the Company that approval of the listing of the Offered Shares has been granted thereby, subject to the usual conditions set out therein.

3.	The Company shall cause to be delivered to the Underwriters concurrently with the filing of each of the Preliminary Prospectus and the Final Prospectus:

(a)
an opinion of local counsel to the Company in Québec, in form and substance satisfactory to the Underwriters and their counsel, addressed to the Underwriters and the directors of the Company and dated the date thereof to the effect that the French language version thereof (including the documents incorporated by reference therein), except with respect to matters referred to in (b) below, is in all material respects a complete and proper translation of the English language version thereof and that the two versions are not susceptible of any materially different interpretation with respect to any material matter contained therein; and

(b)
a letter from the auditors of the Company confirming that the financial statements contained or incorporated by reference in the French language version thereof are, in all material respects, a complete and proper translation of the English language version thereof.

4.
The Company shall also deliver to the Underwriters duly signed copies of all Supplementary Material, in form and substance satisfactory to the Underwriters. Concurrently with the delivery of any Supplementary Material, the Company shall deliver to the Underwriters with respect to such Supplementary Material letters similar to those referred to in paragraphs 2 and 3 above, if applicable.

E.	CLOSING

          The Offering will be completed at the offices of Fasken Martineau DuMoulin LLP, Suite 4200, Toronto Dominion Bank Tower, Toronto - Dominion Centre, Toronto, Ontario on September 23, 2003 or such later date as the parties may mutually agree to but in any case not later than October 14, 2003 (the “Closing Date”) at 8:00 a.m. (Toronto time) (such time on the Closing Date is referred to herein as the “Closing Time”).

          At the Closing Time, the Company shall deliver to the Underwriters:

1.
a certificate or certificates representing the Offered Shares to be purchased by the Underwriters in accordance with the terms of this agreement duly registered as the Underwriters shall have directed 48 hours prior to the Time of Closing on the Closing Date;

2.	payment of the Underwriters’ Fee;

3.	executed copies of the Standstill Agreements;

4.	the requisite legal opinions and certificates and covenants as contemplated above; and

5.	such further documentation as may be contemplated herein or as counsel to the Underwriters or the applicable regulatory authorities may reasonably require.

          The Company shall, prior to the Closing Time, make all necessary arrangements for the exchange on the date of delivery of the certificate or certificates issued as aforesaid at the principal offices of Pacific Corporate Trust Company in the City of Toronto for certificates representing such number of the Offered Shares registered in such names as shall be designated in writing by the Underwriters not less than 48 hours prior to the Closing Time. The Company shall pay all fees and expenses payable to Pacific Corporate Trust Company in connection with the preparation, delivery, certification and exchange of the Offered Shares and the certificate therefor contemplated hereunder and the fees and expenses payable to Pacific Corporate Trust Company in connection with the initial or additional transfers as may be required in the course of the distribution of the Offered Shares.

F.         RIGHTS OF TERMINATION

          All terms and conditions of this agreement shall be construed as conditions and any breach or failure to comply by the Company with any such terms and conditions in favour of the Underwriters shall entitle the Underwriters to terminate their obligations to purchase the Offered Shares by written notice to that effect given to the Company prior to the Closing Time. It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any such terms and conditions or any other subsequent breach or non-compliance, provided that to be binding on the Underwriters, any such waiver or extension must be in writing.

          In addition to any other remedies which may be available to the Underwriters, the Underwriters or any Underwriter shall be entitled, at its option to terminate and cancel, without any liability on such Underwriter’s part, its obligations under this agreement to purchase or offer for sale the Offered Shares by giving written notice to the Company at any time through to the Closing Time if:

(i)
there shall be any material change in the affairs of the Company, or there should be discovered any previously undisclosed material fact required to be disclosed in the Final Prospectus or there should occur a change in a material fact contained in the Final Prospectus, in each case which, in the opinion of the Underwriters, acting reasonably, has or would be expected to have a materially adverse effect on the market price or value of the Common Shares or;

(ii)
any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened or any order made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including, without limitation, the TSX or any securities regulatory authority (other than any such inquiry, action, suit investigation or other proceeding or order relating solely to any of the Underwriters) or any law or regulation is enacted or changed which in the opinion of the Underwriters, acting reasonably, operates to prevent or restrict the trading of the Shares or materially and adversely affects or will materially and adversely affect the market price or value of the Shares; or

(iii)
if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, any acts of terrorism or hostilities or escalation thereof or other calamity or crises, or any law or regulation which in the opinion of the Underwriters, acting reasonably, materially adversely affects, or would be expected to materially adversely affect, the financial markets in Canada or the United States or the business, operations or affairs of the Company and the Subsidiaries taken as a whole.

          The applicable Underwriter shall make reasonable efforts to give notice to the Company (in writing or by other means) of the occurrence of any of the events referred to in clauses (i), (ii) or (iii) of this termination right, provided that neither the giving nor the failure to give such notice shall in any way affect the entitlement of such Underwriters to exercise this right at any time through to the Closing Time.

          The rights of termination contained in this Part F may be exercised by the Underwriters and are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this agreement.

          If the obligations of any of the Underwriters is terminated under this agreement pursuant to the provisions hereof, the Company’s liability to such Underwriter shall be limited to the Company’s obligations under the “Indemnity”, “Contribution” and “Expenses” provisions of this agreement.

G.       INDEMNITY

          The Company covenants and agrees to indemnify the Underwriters and their respective shareholders, directors, officers, employees and agents (each being hereinafter referred to as an “Indemnified Party”) against, and to reimburse the Underwriters promptly upon demand for any legal or other expenses reasonably incurred by the Underwriters in connection with investigating or defending, all losses (other than a loss of profits), claims, damages, liabilities, costs or expenses caused or incurred by reason of:

(a)	any statement, other than a statement relating solely to the Underwriters, contained in the Offering Documents which constitutes or is alleged to constitute a misrepresentation;

(b)
any statement, other than a statement relating solely to the Underwriters, contained in the Company’s Information Record which at the time and in the light of the circumstances under which it was made, contained or is alleged to have contained a misrepresentation;

(c)
the omission or alleged omission to state in any of the Offering Documents, in the Company’s Information Record or any certificate of the Company delivered hereunder or pursuant hereto any material fact required to be stated therein or necessary to make any statement therein not misleading in light of the circumstances under which it was made (other than omissions relating solely to the Underwriters);

(d)
any order made or inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority or other competent authority based upon any misrepresentation or alleged misrepresentation in any of the Offering Documents, or the Company’s Information Record (other than a statement relating solely to the Underwriters and included in reliance upon and in conformity with information furnished to the Company in writing by the Underwriters specifically for use therein) which prevents or restricts the trading in the Shares or the distribution or distribution to the public, as the case may be, of any of the Offered Shares;

(e)
the Company not complying with any requirement of any Applicable Laws, regulatory requirements (including any private placement filing or other requirements under United States federal and state securities laws) or rules of any stock exchange or quotation system except as such non-compliance shall be as a result of the activities of the Underwriters; or

(f)	any breach of any representation or warranty of the Company contained herein or the failure of the Company to comply with any of its covenants or other obligations hereunder,

and will reimburse each Indemnified Party promptly upon demand for any legal expenses reasonably incurred in connection with investigating or defending any such losses, claims, damages, liabilities or actions in respect thereof, as incurred.

     If any action or claim shall be asserted against an Indemnified Party in respect of which indemnity may be sought from the Company pursuant to the provisions of this Part G or if any potential claim contemplated hereby shall come to the knowledge of an Indemnified Party, the Indemnified Party shall promptly notify the Company in writing; but the omission to so notify the Company shall not relieve the Company from any liability it may otherwise have to the Indemnified Party pursuant to this Part G. The Company shall be entitled but not obligated to participate in or assume the defence thereof; provided, however, that the defense shall be through legal counsel acceptable to the Indemnified Party, acting reasonably. In addition, the Indemnified Party shall also have the right to employ separate counsel in any such action and participate in the defense thereof, and the fees and expenses of such counsel shall be borne by the Indemnified Party unless:

(a)	the employment thereof has been specifically authorized in writing by the Company;

(a)
the Indemnified Party has been advised by counsel that representation of the Company and the Indemnified Party by the same counsel would be inappropriate due to actual or potential differing interests between them; or

(b)	the Company has failed within a reasonable time after receipt of such written notice to assume the defense of such action or claim;

provided that in no event shall the Company be required to assume the fees and expenses of more than one counsel for all Indemnified Parties. Neither party shall effect any settlement of any such action or claim or make any admission of liability without the written consent of the other party, such consent to be promptly considered and not to be unreasonably withheld. The indemnity hereby provided for shall remain in full force and effect and shall not be limited to or affected by any other indemnity in respect of any matters specified herein obtained by the Indemnified Party from any other person.

          To the extent that any Indemnified Party is not a party to this agreement, the Underwriters shall obtain and hold the right and benefit of the indemnity provisions of this Part G in trust for and on behalf of such Indemnified Party.

H.       CONTRIBUTION

          In the event that the indemnity provided for above is, for any reason, illegal or unenforceable as being contrary to public policy or for any other reason, the Underwriters and the Company shall contribute to the aggregate of all losses, claims, costs, damages, expenses or liabilities (including any legal or other expenses reasonably incurred by the Indemnified Party in connection with investigating or defending any action or claim which is the subject of this section but excluding loss of profits or consequential damages) of the nature provided for above such that the Underwriters shall be responsible for that portion represented by the percentage that the Underwriters’ Fee payable by the Company to the Underwriters bears to the gross proceeds from the sale of the Offered Shares and the Company shall be responsible for the balance, provided that, in no event, shall any Underwriters be responsible for any amount in excess of the amount of the Underwriters’ Fee actually received by it. In the event that the Company may be held to be entitled to contribution from the Underwriters under the provisions of any statute or law, the Company shall, in respect of the Underwriters, be limited to contribution in an amount not exceeding the lesser of: (i) the portion of the full amount of losses, claims, costs, damages, expenses and liabilities, giving rise to such contribution for which the Underwriters are responsible, as determined above, and (ii) the amount of the Underwriters’ Fee actually received by the Underwriters. Notwithstanding the foregoing, a party guilty of fraudulent misrepresentation shall not be entitled to contribution from the other party. Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against the other party under this section, notify such party from whom contribution may be sought. In no case shall such party from whom contribution may be sought be liable under this agreement unless such notice has been provided, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any other obligation it may have otherwise than under this section. The right to contribution provided in this section shall be in addition and not in derogation of any other right to contribution which the Underwriters or the Company may have by statute or otherwise by law.

I.        ACTION BY UNDERWRITERS

          All steps which must or may be taken by the Underwriters in connection with this agreement, with the exception of the matters relating to termination contemplated by Part F or matters relating to indemnity and contribution contemplated by Parts G and H, may be taken by Orion Securities Inc. on behalf of itself and the other Underwriters and the execution and delivery of this agreement by the Company and the Underwriters shall constitute the Company’s authority for accepting notification of any such steps from, and for delivery of the definitive documents constituting the Offered Shares to, Orion Securities Inc. Orion Securities Inc. agrees to consult with the other Underwriters with respect to all material matters.

J.        LIABILITY OF UNDERWRITERS

          The obligations of the Underwriters to purchase the Purchased Shares (and any Over-Allotment Option Shares which the Underwriters have agreed to purchase prior to the exercise of the Over-Allotment Option) in connection with the Offering at the Closing Time shall be several (and not joint or joint and several) and shall be as to the following percentages of the Offered Shares to be purchased at that time:

Name of Underwriter	Percentage

Orion Securities Inc.	38.89%
Sprott Securities Inc.	38.89%
First Associates Investments Inc.	11.12%
Raymond James Ltd.	5.55%
Research Capital Corporation	5.55%

          If any of the Underwriters shall fail to purchase its applicable percentage of the total number of such of the Offered Shares at the Closing Time pursuant to the Offering and such failure shall constitute a default in its obligations under this agreement, then the other Underwriters shall be relieved of their obligations hereunder provided that, notwithstanding the provisions of this paragraph, any Underwriter not in default of its obligations under this agreement may, but shall not be obligated to, purchase such of the Offered Shares which the Underwriter in default was to have purchased. Nothing in this paragraph shall oblige the Company to sell to any or all of the Underwriters less than all of the aggregate amount of the Purchased Shares (and any Over-Allotment Option Shares which the Underwriters have agreed to purchase pursuant to the exercise of the Over-Allotment Option) or shall relieve any of the Underwriters in default hereunder from liability to the Company.

K.       GOVERNING LAW; TIME OF THE ESSENCE

          This agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Time shall be of the essence hereof.

L.        SURVIVAL OF WARRANTIES, REPRESENTATIONS, COVENANTS AND AGREEMENTS

          All warranties, representations, covenants and agreements of the Company and the Underwriters herein contained or contained in documents submitted or required to be submitted pursuant to this agreement shall survive the purchase of the Offered Shares for the benefit of the Underwriters or the Company, as the case may be, regardless of the closing of the sale of the Offered Shares and regardless of any investigation which may be carried on by the Underwriters or the Company, as the case may be, or on such party’s behalf.

M.        NOTICES

          All notices or other communications by the terms hereof required or permitted to be given by one party to another shall be given in writing by personal delivery or by telecopier, as follows:

if to the Company at:

3650 Wesbrook Mall Vancouver, British Columbia V6S 2L2 Attention: Robert W. Reider Telecopy No.: (604) 677-6915

with a copy to:

Catalyst Corporate Finance Lawyers Suite 1400-1055 West Hastings Street Vancouver, British Columbia V6E 2E9 Attention: Mr. Jim Heppell Telecopy No.: (604) 443-7000

if to the Underwriters at:

Orion Securities Inc. BCE Place 181 Bay Street Suite 3100, P.O. Box 830 Toronto, Ontario M5J 2T3 Attention: Mr. Michael Denny Telecopy No.: (416) 864-3650

Sprott Securities Inc.
Royal Bank Plaza
Suite 3400, South Tower
Toronto, Ontario
M5J 2J2

Attention:         Mr. Robert Chalmers
Telecopy No:    (416) 943-6496

First Associates Investments Inc.
Suite 5200, Toronto Dominion Bank Tower
Toronto-Dominion Centre
Toronto, Ontario
M5K 1K7

Attention:          Mr. Paul Moase
Telecopy No.:    (416) 865-4788

Raymond James Ltd.
Suite 2200, 925 W. Georgia Street
Vancouver, British Columbia
V6C 3L2

Attention:         Mr. Patrick Wolfe
Telecopy No.:   (604) 659-8398

Research Capital Corporation
Ernst & Young Tower
222 Bay Street, Suite 1500
Toronto Dominion Centre
P.O. Box 265
Toronto, Ontario
M5K 1J5

Attention:         Mr. Steven Ottaway
Telecopy No.:   (416) 860-7674

with a copy to:

Fasken Martineau DuMoulin LLP Suite 4200, Toronto Dominion Bank Tower Toronto-Dominion Centre Toronto, Ontario M5K 1E6 Attention: Mr. Richard J. Steinberg Telecopy No.: (416) 364-7813

and if so given, shall be deemed to have been given and received upon receipt by the addressee or a responsible officer of the addressee if delivered, or upon receipt of a telecopier transmission confirmation during normal business hours, as the case may be. Any party may, at any time, give notice in writing to the others in the manner provided above of any change of address or telecopier number.

N.       HEADINGS

          The division of this agreement into paragraphs, subparagraphs and Schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this agreement. The headings in this agreement are not intended to be full or precise descriptions of the text to which they refer and shall not be considered part of this agreement.

O.       SUCCESSORS AND ASSIGNS

          This agreement shall enure to the benefit of and be binding upon the parties and their respective successors (including any successor by reason of amalgamation or statutory arrangement) and permitted assigns and upon the heirs, executors, legal representatives, successors and permitted assigns of those for whom the Underwriters are contracting pursuant to Part G. No party shall assign any of its rights or obligations hereunder without the consent of the other parties hereto.

P.        ENTIRE AGREEMENT

          This agreement and the other documents herein referred to constitute the entire agreement between the parties relating to the subject matter hereof and supersede all prior agreements between the parties hereto with respect to their respective rights and obligations in respect of the Offering, including without limitation, the provisions of an agreement between the Company and Orion Securities Inc. dated September 4, 2003.

Q.       COUNTERPART SIGNATURE

          This agreement may be executed in one or more counterparts (by original or facsimile signature) which, together, shall constitute an original copy hereof as of the date first noted above.

ACCEPTANCE

          If this agreement accurately reflects the terms of the transactions which the Underwriters and the Company are to enter into and if such terms are agreed to by the Company, please communicate your acceptance by executing where indicated below and returning by facsimile one copy and returning by courier thereafter five originally executed copies of this agreement to Orion Securities Inc. (Attention: Michael Denny).

ORION SECURITIES INC.		SPROTT SECURITIES INC.

“Michael Denny”		“W. Jeffrey Kennedy”

By:	Michael Denny	By:	W. Jeffrey Kennedy
	Authorized Signing Officer		Authorized Signing Officer

FIRST ASSOCIATES INVESTMENTS INC.		RAYMOND JAMES LTD.

“Patrick S. Leung”		“Patrick Wolfe”

By:	Patrick S. Leung	By:	Patrick Wolfe
	Authorized Signing Officer		Authorized Signing Officer

RESEARCH CAPITAL CORPORATION

“Steven D. Ottaway”

By:	Steven D. Ottaway
Authorized Signing Officer

The foregoing is accepted and agreed to as of the date first above written.

CARDIOME PHARMA CORP.

“Robert W. Rieder”
By:
Name: Robert W. Rieder
Title: President and Chief Executive Officer

SCHEDULE “A”

UNITED STATES OFFERS AND SALES

          As used in this Schedule “A”, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Underwriting Agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

(a)
“Directed Selling Efforts” means directed selling efforts as that term is defined in Rule 902 of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Shares;

(b)	“Institutional Accredited Investor” means an accredited investor as that term is defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D;

(c)	“Regulation D” means Regulation D promulgated under the 1933 Act;

(d)	“Regulation S” means Regulation S promulgated under the 1933 Act;

(e)	“SEC” means The Securities and Exchange Commission;

(f)	“1933 Act” means the Securities Act of 1933, as amended including the rules and regulations adopted by the SEC thereunder;

(g)	“U.S. Person” means a U.S. person as that term is defined in Rule 902 of Regulation S; and

(h)	“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

Representations, Warranties and Covenants of the Underwriters

          Each of the Underwriters acknowledges that the Offered Shares have not been and will not be registered under the 1933 Act and may be offered and sold only in transactions exempt from or not subject to the registration of the 1933 Act. Accordingly, each of the Underwriters represents, warrants and covenants to the Company that:

1.
It has not offered and sold, and will not offer and sell, any Offered Shares forming part of its allotment except (a) in an offshore transaction in accordance with Rule 903 of Regulation S or (b) in the United States as provided in paragraphs 2 through 10 below. Accordingly, neither any of the Underwriters, its affiliates nor any persons acting on its or their behalf, has made or will make (except as permitted in paragraphs 2 through 10

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below), (i) any offer to sell or any solicitations of an offer to buy, any Offered Shares to any person in the United States, (ii) any sale of Offered Shares to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or such Underwriter, affiliate or person acting on behalf of either reasonably believed that such purchaser was outside the United States, or (iii) any Directed Selling Efforts in the United States with respect to the Offered Shares. Terms used in this paragraph have the meanings given to them by Regulation S.

2.
It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Shares, except with its affiliates, any selling group members or with the prior written consent of the Company. It shall require each selling group member to agree, for the benefit of the Company, to comply with, and shall use its best efforts to ensure that each selling group member complies with, the same provisions of this Schedule as apply to such Underwriter as if such provisions applied to such selling group member.

3.
All offers and sales of Offered Shares in the United States shall be made through the Underwriter’s U.S. registered broker-dealer affiliate in compliance with all applicable U.S. broker-dealer requirements.

4.
Offers and sales of Offered Shares in the United States shall not be made (i) by any form of general solicitation or general advertising (as those terms are used in Regulation D), including advertisements, articles, notices or other communications published in any newspaper, magazine, or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising or (ii) in any manner involving a public offering pursuant to the 1933 Act.

5.
Any offer, sale or solicitation of an offer to buy Offered Shares that has been made or will be made in the United States was or will be made only to Institutional Accredited Investors that are exempt or in transactions that are exempt from registration under the 1933 Act and applicable state securities laws.

6.
Any offer, sale or solicitation of an offer to buy Offered Shares that has been made or will be made in the United States was or will be made only to Institutional Accredited Investors with which such Underwriter has a pre-existing relationship.

7.	Immediately prior to soliciting such offerees, it had reasonable grounds to believe and did believe that each offeree was an Institutional Accredited Investor.

8.
Prior to completion of any sale of Offered Shares in the United States, each U.S. purchaser thereof will be required to execute a Purchaser’s letter in the form attached hereto as Appendix I to this Schedule.

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9.
It will deliver, prior to the purchase, a copy of the U.S. private placement offering memorandum (the “U.S. Placement Memorandum”) attached to a copy of the Prospectus to each person in the United States purchasing Offered Shares from it.

10.	At least one business day prior to the Time of Delivery, it will provide the transfer agent with a list of all purchasers of the Offered Shares in the United States.

Representations, Warranties and Covenants of the Company

The Company represents, warrants, covenants and agrees that:

1.	The Company is a “foreign issuer” within the meaning of Regulation S.

2.
The Company is not, and as a result of the sale of the Offered Shares contemplated hereby will not be, an “investment company” as defined in the United States Investment Company Act of 1940, as amended.

3.
Except with respect to offers and sales to Institutional Accredited Investors who are in the United States in reliance upon an exemption from registration under Rule 506 of Regulation D, neither the Company nor any of its affiliates, nor any person acting on its or their behalf, has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Offered Shares to a person in the United States; or (B) any sale of Offered Shares unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States or (ii) the Company, its affiliates, and any person acting on their behalf reasonably believe that the purchaser is outside the United States.

4.
During the period in which the Offered Shares are offered for sale, neither it nor any of its affiliates, nor any person acting on its or their behalf has made or will make any Directed Selling Efforts in the United States, or has taken or will take any action that would cause the exemption afforded by Rule 506 of Regulation D or Regulation S to be unavailable for offers and sales of the Offered Shares pursuant to this agreement.

5.
None of the Company, its affiliates or any person acting on its or their behalf has engaged or will engage in any form of general solicitation or general advertising (as those terms are used in Regulation D) with respect to offers or sales of the Offered Shares in the United States, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or broadcast over radio, or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

APPENDIX I TO SCHEDULE “A”

U.S. PURCHASER’S LETTER

Orion Securities Inc.
Sprott Securities Inc.
First Associates Investments Inc.
Raymond James Ltd.
Research Capital Corporation
Cardiome Pharma Corp.

Re:      Purchase of Common Shares of Cardiome Pharma Corp.

Ladies and Gentlemen:

                     In connection with its agreement to purchase the number of common shares (the “Common Shares”) of Cardiome Pharma Corp. (the “Company”) indicated herein, the undersigned represents, warrants and covenants to you as follows:

(a)	it is authorized to consummate the purchase of the Common Shares;

(b)
it understands that the Common Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”) or any applicable state securities laws and that the contemplated sale is being made in reliance on a private placement exemption to institutional accredited investors (as such term is defined on Annex A hereto, “Institutional Accredited Investors”);

(c)	it has had access to such additional information, if any, concerning the Company as it has considered necessary in connection with its investment decision to acquire the Common Shares;

(d)
it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Common Shares and is able to bear the economic risks of such investment;

(e)
it is an Institutional Accredited Investor and is acquiring the Common Shares for its own account or for the account of an Institutional Accredited Investor as to which it exercises sole investment discretion, and not with a view to any resale, distribution or other dispositions of the Common Shares in violation of United States securities law or applicable state securities laws;

(f)
it acknowledges that it has not purchased the Common Shares as a result of any general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(g)
it agrees that if it decides to offer, sell or otherwise transfer any of the Common Shares, such Common Shares may be offered, sold or otherwise transferred only (i)  to the Company, (ii) outside the United States in accordance with Rule 904 of Regulation S under the 1933 Act or (iii) within the United States in accordance with the exemption from registration under the 1933 Act provided by Rule 144 thereunder, if applicable, and in compliance with any applicable state securities laws;

(h)
it understands and acknowledges that upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the 1933 Act or applicable state securities laws, certificates representing Common Shares and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend.

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT’). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT, OR (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT PROVIDED BY RULE 144 THEREUNDER, IF APPLICABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM THE COMPANY’S REGISTRAR AND TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY AUTHORIZED DECLARATION, IN A FORM SATISFACTORY TO THE REGISTRAR AND TRANSFER AGENT AND THE COMPANY, TO THE EFFECT THAT SUCH SALE IS BEING MADE IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT.”;

provided, that if securities are being sold under paragraph (g)(ii) above, such legend may be removed by providing a declaration to the Company’s registrar and transfer agent to the effect set forth in Annex B hereto (or as the Company may prescribe from time to time) and provided, further, that, if any such securities are being sold under paragraph (g)(iii) above, the legend may be removed by delivery to the Company’s registrar and transfer agent and the Company of an opinion of counsel, of recognized standing reasonably satisfactory to the Company, that such legend is no longer required under applicable requirements of the 1933 Act or state securities laws;

(i)
it consents to the Company making a notation on its records or giving instructions to any transfer agent of the Common Shares in order to implement the restrictions on transfer set forth and described herein; and

(j)
if required by applicable securities legislation, regulatory policy or order or by any securities commission, stock exchange or other regulatory authority, it will execute, deliver and file and otherwise assist the Company in filing reports, questionnaires, undertakings and other documents with respect to the issue of the Common Shares.

                     The undersigned acknowledges that the representations and warranties and agreements contained herein are made by it with the intent that they may be relied upon by you in determining its eligibility to purchase the Common Shares. By this letter, the undersigned represents and warrants that the foregoing representations and warranties are true and that they shall survive the purchase by it of the Common Shares and shall continue in full force and effect notwithstanding any subsequent disposition by the undersigned of Common Shares.

                     You are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

                     Registration of the certificate(s) representing the Common Shares should be made as follows (if space is insufficient, attach a list):

Name:______________________________________________________________________________
Address: ___________________________________________________________________________
___________________________________________________________________________________
___________________________________________________________________________________
Number of Common
Shares Purchased: ____________________________________________________________________
Total Purchase Price: __________________________________________________________________

A certified cheque or bank draft in the amount set forth above accompanies this letter.

The certificate(s) representing the Common Shares should:

☐	be mailed by registered mail to the registered holder(s) at the address set forth in the prior paragraph; or

☐	be made available to be picked up at the principal office of the Company’s Registrar and Transfer Agent in the City of [Toronto, Ontario].

*	Please check one box, failing which such certificate(s) will be mailed by registered mail to the registered holders(s) described above.

Dated:

Name of Purchaser

By:
	Name:	c/s
Title:

ANNEX A

DEFINITION OF INSTITUTIONAL ACCREDITED INVESTOR

“Institutional Accredited Investor” means any entity which comes within any of the following categories:

(1)
Any bank as defined in Section 3(a)(2) of the 1993 Act or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the 1933 Act whether acting in its individual or fiduciary capacity; any broker dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934; any insurance company as defined in Section 2(13) of the 1933 Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of US$5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(2)	Any private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

(3)
Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of US$5,000,000;

(4)
Any trust with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person, being defined as a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment.

ANNEX B

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:        The Registrar and Transfer Agent
               for Common Shares of
               Cardiome Pharma Corp.

The undersigned (a) acknowledges that the sale of the securities of Cardiome Pharma Corp. (the “Company”) to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “1933 Act”), and (b) certifies that (1) the undersigned is not an affiliate of the Company as that term is defined in the 1933 Act, (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed in, on or through the facilities of The Toronto Stock Exchange or any other designated offshore securities market as defined in Regulation S under the 1933 Act and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as such term is defined in Rule 144(a)(3) under the 1933 Act, (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of the 1933 Act with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act. Terms used herein have the meanings given to them by Regulation S.

Name of Purchaser

By:
Dated		Name:
Title:

SCHEDULE “B”

OUTSTANDING CONVERTIBLE SECURITIES

1.	Share Purchase Warrants As at August 31, 2003 common shares issuable upon exercise of common share purchase warrants and brokers’ warrants were outstanding as follows:

	Exercise	Number of
Date of Expiry	Price	Warrants
February 9, 2004	US$2.40	75,000
February 9, 2004	US$4.80	25,000
February 9, 2004	US$8.00	25,000
February 9, 2007	US$2.40	37,500
February 9, 2007	US$4.80	12,500
February 9, 2007	US$8.00	12,500
October 5, 2003	$3.20	41,667
October 10, 2003	$2.40	16,691
October 10, 2003	$3.20	166,792
March 7, 2004	$6.64	2,327,414
March 7, 2004	$3.80	930,966
March 7, 2004	$6.64	232,741
April 10, 2004	$2.75	1,792,500
Balance as at August 31, 2003		5,696,271

2.	Stock Options As at August 31, 2003, stock options to executive officers and directors, employees, consultants and clinical advisory board members were outstanding as follows:

	Options outstanding August 31, 2003			Options exercisable August 31, 2003
Range of	Number of	Weighted	Weighted	Number of	Weighted
exercise price	common	average	average	common	average
	shares	remaining	exercise price	shares	exercise price
	issuable	contractual life		issuable	$
$		(years)	$
$2.60-$2.92	207,140	3.48	2.91	207,140	2.91
$3.00-$3.82	3,447,750	5.15	3.28	2,028,042	3.25
$4.20-$5.05	648,750	5.68	4.99	43,750	4.20
$5.08-$5.96	322,500	2.72	5.58	322,500	5.58
$6.32-$7.24	32,500	1.15	6.71	32,500	6.71
	4,658,640	4.95	3.69	2,633,932	3.57

3.

Commitment to issue Shares

Under the terms of a licensing agreement, the Company has agreed to issue 50,000 common shares to the licensor upon the achievement of certain milestones. At August 31, 2003, these milestones had not been achieved.

SCHEDULE “C”

PATENT RIGHTS

The following table (Table 1) sets forth the issued patents licensed by Cardiome from the University of British Columbia (UBC):

Table 1. Issued Patents - Cardiome
Patent/Appln. No.	Country/Region	Date Issued	Date Expired
Antiarrhythmia / Local Anaesthesia Program (Amides-401)
5,506,257	US	09 April 1996	09 April 2013
668,932	Australia	10 September 1996	26 March 2013
632,806	Europe	02 July 1997	26 March 2013
1000684	Hong Kong	17 April 1998	26 March 2013
632,806	France	02 July 1997	26 March 2013
P69311896.2	Germany	02 July 1997	26 March 2013
632,806	Ireland	02 July 1997	26 March 2013
632,806	Italy	02 July 1997	26 March 2013
2104142	Spain	02 July 1997	26 March 2013
632,806	Switzerland	02 July 1997	26 March 2013
632,806	United Kingdom	02 July 1997	26 March 2013
2132841	Canada	20 March 2001	26 March 2013
3190676	Japan	18 May 2001	26 March 2013
Antiarrhythmia Program (Esters-402)
5,637,583	US	10 June 1997	10 June 2014
5,885,984	US	23 March 1999	10 June 2014
6,174,879	US	16 January 2001	10 June 2014
0720605	Europe(1)	19 December 2001	23 September 2014
2,172,513	Canada(2)	-	-

(1)
Registration of the granted European patent can be effected in the following countries: Austria, Belgium, France, Denmark, Germany, United Kingdom, Ireland, Italy, Netherlands, Portugal, Spain, Sweden and Switzerland.

(2)	Patent application pending (filed 23 Sept.1994). Claims priority to US application #126575 (filed 24 Sept. 1993).

- C2 -

The following table (Table 2) sets forth the patent applications assigned to and owned by Cardiome:

Table 2. Patent Applications - Cardiome
Patent Application No.	Country/Region	Filing Date
Antiarrhythmia Program (Ethers -403)
09/283,873*	US	31 March 1999(3, @)
PCT/CA99/00280	PCT	1 April 1999(3, @)
30215/99	Australia	1 April 1999(3, @)
PI9909282-4	Brazil	1 April 1999(3, @)
2326777	Canada	1 April 1999(3, @)
99806682.6	China & Hong Kong	1 April 1999(3, @)
PV20003485	Czech Republic	1 April 1999(3, @)
0584/00PC	Estonia	1 April 1999(3, @)
99/911550.4	Europe	1 April 1999(3, @)
0040352	Hungary	1 April 1999(3, @)
W-20002226	Indonesia	1 April 1999(3, @)
138719	Israel	1 April 1999(3, @)
IN/PCT2000,00490/MUM	India	1 April 1999(3, @)
5632	Iceland	1 April 1999(3, @)
2000-541135	Japan	1 April 1999(3, @)
10-2000-7010894	South Korea	1 April 1999(3, @)
0009593	Mexico	1 April 1999(3, @)
20004897	Norway	1 April 1999(3, @)
507169	New Zealand	1 April 1999(3, @)
P-343425	Poland	1 April 1999(3, @)
a/2000-00939	Romania	1 April 1999(3, @)
2000127720	Russia	1 April 1999(3, @)
200005298-5	Singapore	1 April 1999(3, @)
PV1437-2000S	Slovak Republic	1 April 1999(3, @)
2000-02796	Turkey	1 April 1999(3, @)
2000/5195	South Africa	1 April 1999(3, @)
09/680,988	US	6 October 2000(3, @)
2,268,590	Canada	12 April 1999(@)
2,388,122	Canada	28 May 2002
2,388,682	Canada	3 June 2002
60/368,473	US	5 June 2002
60/467,159	US	2 May 2003
PCT/CA03/00781	PCT	28 May 2003

- C3 -

Patent Application No.	Country/Region	Filing Date
PCT/CA03/00849	PCT	5 June 2003
60/476,083	US	4 June 2003
60/475,884	US	5 June 2003
60/475,912	US	5 June 2003
60/476,447	US	5 June 2003
60/489,659	US	23 July 2003
TBA	US	7 August 2003
Antiarrhythmia / Local Anaesthesia Program (Amide Mixtures -405)
PCT/CA98/00905	PCT	25 September 1998(4)
046295	Thailand	24 September 1998
98/2526	The Philippines	25 September 1998
PI 9804386	Malaysia	25 September 1998
PI9814048-5	Brazil	25 September 1998(4)
0002969	Mexico	25 September 1998(4)
Antiarrhythmia Program (Cycloalkyl Amines-408)
PCT/CA00/00117	PCT	10 February 2000(2)
09/913,373	US	13 August 2001(2)
Antiarrhythmia Program (Cinnamides-409)
PCT/CA00/00217	PCT	3 March 2000(11)
09/914,884	US	4 September 2001(11)
Antiarrhythmia / Kv1.5 Program
2311483*	Canada	12 June 2000
PCT/CA01/00868	PCT	12 June 2001(1)
60/395,272	US	12 July 2002
2418978	Canada	14 February 2003
10/297,988	US	27 June 2003
PCT/US03/22165	PCT	14 July 2003
Cough Program (CP1) #
09/328,540 (Granted) Issued as 6,362,197	US	9 June 1999(5) (26 March 2002)
PCT/CA99/00535	PCT	9 June 1999(5)
41272/99	Australia	9 June 1999(5)
PI9911094-6	Brazil	9 June 1999(5)
2334481	Canada	9 June 1999(5)
99809416.1	China	9 June 1999(5)
99/924623.4	Europe	9 June 1999(5)
IN/PCT2000,00712/MUM	India	9 June 1999(5)

- C4 -

Patent Application No.	Country/Region	Filing Date
2000-553054	Japan	9 June 1999(5)
2000-7013938	South Korea	9 June 1999(5)
	Mexico	9 June 1999(5)
Cough Program (CP2) #
09/328,541 (Granted) Issued as 6,388,095	US	9 June 1999(6) (14 May 2002)
PCT/CA99/00534	PCT	9 June 1999(6)
41271/99	Australia	9 June 1999(6)
PI9911095-4	Brazil	9 June 1999(6)
Canada	9 June 1999(6)
99809415.3	China	9 June 1999(6)
99/924622.6	Europe	9 June 1999(6)
IN/PCT2000,00711/MUM	India	9 June 1999(6)
2000-553407	Japan	9 June 1999(6)
2000-7013935	South Korea	9 June 1999(6)
12239	Mexico	9 June 1999(6)
Cough Program (CP3) #
2,292,351*	Canada	15 December,1999
PCT/CA00/01506	PCT	15 December, 2000
Cough Program (CP4) #
2,292,343*	Canada	15 December,1999
PCT/CA00/01508	PCT	15 December, 2000
Cough Program (CP5) #
2,292,350*	Canada	15 December,1999
PCT/CA00/01507	PCT	15 December, 2000
Pain Management Program (NB1) #
09/140,027*	US	26 August 1998(7)
PCT/CA98/00842	PCT	3 September 1998(7)
98/941201.0 (Allowed)	Europe	3 September 1998(7)
98810388.5	China	3 September 1998(7)
00108104.6	Hong Kong	3 September 1998(7)
PI9812182-0	Brazil	3 September 1998(7)
2,303,815	Canada	3 September 1998(7)
2000-508355	Japan	3 September 1998(7)
2207	Mexico	3 September 1998(7)
045858	Thailand	31 August 1998
87114395	Taiwan	31 August 1998

- C5 -

Patent Application No.	Country/Region	Filing Date
98/2246	The Philippines	31 August 1998
PI 9804017	Malaysia	2 September 1998
Pro-Erectile Program (PE1-404)
09/111,684 (Granted)	US	8 July 1998(8)
Issued as 6,399,618		(4 June 2002)
PCT/CA98/00662	PCT	9 July 1998(8)
82033/98	Australia	9 July 1998(8)
2295640	Canada	9 July 1998(8)
98/931867.0	Europe	9 July 1998(8)
133822	Israel	9 July 1998(8)
2000-501751	Japan	9 July 1998(8)
10-2000-7000168	South Korea	9 July 1998(8)
0000353	Mexico	9 July 1998(8)
9906473-5	Singapore	9 July 1998(8)
87113676	Taiwan	19 August 1998
Pro-Erectile Program (PE2-406)
PCT/US99/15571	PCT	8 July 1999(9)
09/743,298*	US	9 April 2001(9)

NOTE:	In the foregoing table, "PCT" refers to a filing pursuant to the International Patent Cooperation Treaty.
(1)	Claims priority to CA application (#2311483) filed 12 June 2000.
(2)	Claims priority to US application (#60/119,887) filed 12 Feb. 1999.
(3)

Claims priority to US application (#60/080,347) filed 1 April 1998 and US application (#60/118,954) filed 5 February 1999. The filing date of 1 April 1999 for all non-US applications corresponds to the international filing date of the original PCT international application (PCT/CA99/00280).

(4)	Claims priority to US application (#60/060,154) filed 26 September 1997.
(5)	Claims priority to US application (#60/088,597) filed 9 June 1998.
(6)	Claims priority to US application (#60/088,587) filed 9 June 1998.
(7)	Claims priority to US application (#60/056,312) filed 3 September 1997.
(8)	Claims priority to US application (#60/052,051) filed 9 July 1997.
(9)	Claims priority to US application (#60/092,097) filed 8 July 1998.
(10)	Claims priority to US application (#60/109,255) filed 19 November 1998.
(11)	Claims priority to US application (#60/122,858) filed 4 March 1999.
@	A sub-group of compounds covered by the patent claims was licensed to AstraZeneca in Oct. 2000.
All intellectual property rights were subsequently returned to Cardiome in March 2002.
*	Application withdrawn or abandoned.
#	All technology and intellectual property pertaining to these programs were acquired by UCB, S.A. (19/9/02)

- C6 -

The following tables (Table 3 and Table 4) set forth the issued patent and patent applications licensed by Paralex (now Cardiome) from the Johns Hopkins University (JHU):

Table 3. Issued Patent – Paralex/Cardiome
Patent/Appln. No.	Country/Region	Date Issued	Date Expired
Congestive Heart Failure / Contractile Disorder Program (XOI/CaSen)
6,191,136	US	20 February 2001	5 November 2018
6,569,862	US	27 May 2003	5 November 2018

Table 4. Patent Applications – Paralex/Cardiome
Patent Application No.	Country/Region	Filing Date
Congestive Heart Failure / Contractile Disorder Program (XOI/CaSen)
PCT/US98/23878	PCT	5 November 1998(1)
98959400.7	Europe	5 November 1998(1)
TBA	US	1 April 2003(2)

(1)	Claims priority to US application (#60/064,942) filed 7 November 1997.
(2)	A continuation application of US Patent App. No. 09/680,876 was filed and is pending.

SCHEDULE “D”

OPINION OF COMPANY’S COUNSEL

1.
the Company is a validly existing corporation incorporated under the laws of Canada and which has not been dissolved; there are no restrictions on the corporate power and capacity of the Company to own and lease property and assets and to carry on business; there are no restrictions on the corporate power and capacity of the Company to execute, deliver and perform its obligations under this agreement;

2.
each of the Subsidiaries is a validly existing corporation incorporated under the laws of its jurisdiction of incorporation and which has not been dissolved; there are no restrictions on the corporate power and capacity of each such corporation to own and lease property and assets and to carry on business;

3.
the Company has all necessary corporate capacity and authority to enter into and perform its obligations under this agreement and to issue the Offered Shares, to create the Over-Allotment Option and, upon exercise thereof, to issue the Over-Allotment Option Shares;

4.
all necessary corporate action has been taken by the Company to authorize the execution and delivery of this agreement, the issuance of the Offered Shares, the creation of the Over-Allotment Option and, upon exercise thereof, the issuance of the Over-Allotment Option Shares, and this agreement has been duly executed and delivered by the Company and constitutes legal, valid and binding obligations of the Company, enforceable against the Company in accordance with its terms (subject to the usual qualifications);

5.
all necessary corporate action has been taken by the Company to validly issue the Offered Shares on the terms and subject to the conditions contained in this agreement and the Offered Shares purchased by the Underwriters have been validly issued by the Company as fully paid and non-assessable shares;

6.
all necessary corporate action has been taken by the Company to reserve for issuance the Over-Allotment Option Shares and, on the exercise of the Over-Allotment Option, the Over-Allotment Option Shares will be validly issued by the Company as fully paid and non-assessable shares;

7.
all necessary documents have been filed, all requisite proceedings have been taken and all other legal requirements have been fulfilled under the laws of each of the Qualifying Provinces to qualify the Offered Shares for sale to the public in each Qualifying Province by or through registrants, investment dealers or brokers registered under the applicable securities laws of the Qualifying Provinces who have complied with such laws;

8.
all regulatory requirements in connection with the distribution of the Offered Shares have been satisfied and complied with and no further consent, approval or authorization of any regulatory authority or other governmental body in Canada is required in connection therewith;

- D2 -

9.
upon delivery of a copy of the Final Prospectus (and any required amendments thereto) in accordance with the Applicable Laws, the Offered Shares will not be subject to any statutory holding period under the Applicable Laws and no other documents will be required to be filed, proceedings taken or approvals, permits, consents, orders or authorizations of regulatory authorities required to be obtained under the Applicable Laws in connection with the first trade of the Offered Shares by such purchaser through registrants registered under the Applicable Laws who have complied with such applicable laws (unless such trade is a trade from a “control block” or its equivalent within the meaning ascribed to that term in the Applicable Laws);

10.	the Offered Shares have been listed for trading on the TSX;

11.
as to the authorized and issued capital of the Company, of which the issued and outstanding numbers thereof will be stated, as at or as near as possible to the Closing Date, immediately prior to the Offering and that all issued and outstanding shares are issued and outstanding as fully paid and non-assessable shares;

12.	as to the registered shareholders of each Subsidiary and that all issued and outstanding shares of each Subsidiary are issued and outstanding as fully paid and non-assessable shares;

13.
the execution and delivery of this agreement, the fulfillment of the terms hereof, the issue, sale and delivery of the Offered Shares and the issue of the Over-Allotment Option do not and will not result in a breach of and do not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with, any of the terms, conditions or provisions of the constating documents or by-laws of the Company or any laws of British Columbia or the federal laws of Canada applicable therein;

14.	as to the eligibility of the Offered Shares under those statutes specified in the Final Prospectus under the heading “Eligibility for Investment”;

15.	Pacific Corporate Trust Company has been duly appointed the transfer agent and registrar for the Shares;

16.	the material rights, privileges, restrictions and conditions attaching to the Offered Shares and the Over-Allotment Option are accurately summarized, in all material respects, in the Final Prospectus;

17.	that the distribution of the Offered Shares complies with the laws of the Province of Québec relating to the use of the French language;

18.
to its knowledge, there is no action, suit, proceeding or inquiry before any court, governmental agency or body, to which the Company is a party or to which its property is subject which in any way would materially and adversely affect the Company and its Subsidiaries on a consolidated basis; and

19.	as to such other legal matters as the Underwriters or their counsel may reasonably request, relating to the Company or the Offering.

SCHEDULE “E”

FORM OF STANDSTILL AGREEMENT

September [23], 2003

Orion Securities Inc.
Sprott Securities Inc.
First Associates Investments Inc.
Raymond James Ltd.
Research Capital Corporation

c/o Orion Securities Inc.
BCE Place
181 Bay Street, Suite 3100
Toronto, Ontario
M5J 2R9

Dear Sirs:

Re:     Cardiome Pharma Corp.

The undersigned refers to an underwriting agreement dated September 8, 2003 (the “Underwriting Agreement”) between Cardiome Pharma Corp. (the “ Company”) and Orion Securities Inc., Sprott Securities Inc., First Associates Investments Inc., Raymond James Ltd. and Research Capital Corporation (collectively, the “Underwriters”) with respect to a public offering of common shares of the Company (the “Offering”). Capitalized terms used but not defined herein shall have the respective meanings attributed thereto in the Underwriting Agreement.

In consideration for the Underwriters completing the Offering on the terms set out in the Underwriting Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby covenants and agrees in favour of the Underwriters that the undersigned will not, directly or indirectly, offer, sell, assign, pledge, alienate, transfer or otherwise dispose of any Shares or securities convertible or exchangeable into Shares (or enter into any swap, futures contract or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Shares, whether settled by the delivery of Shares, other securities, cash or otherwise) until the later of: (a) the 30th day following the Closing Date; and (b) the earlier of: (i) the public announcement by the Company of a completed partnership with respect to RSD1235 (one of the Company’s product candidates); and (ii) the 90th day following the Closing Date, without the prior written consent of Orion Securities Inc. on behalf of the Underwriters. The foregoing prohibition shall not apply, however, to Offered Shares subscribed for by, and issued to, the undersigned under the Offering. The undersigned hereby represents and warrants to the

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Underwriters that the undersigned beneficially holds, directly or indirectly, or exercises control or direction over, an aggregate of _________ Shares.

This agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and assigns and shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

Yours truly,

[Name]

Accepted and acknowledged this _________________________ day of September, 2003.

ORION SECURITIES INC.,
on its behalf and on behalf of
SPROTT SECURITIES INC.,
FIRST ASSOCIATES INVESTMENTS INC.,
RAYMOND JAMES LTD. AND RESEARCH
CAPITAL CORPORATION

Per: